Exhibit 99.1
Dole plc Reports First Quarter 2025 Financial Results
DUBLIN – May 12, 2025 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") today released its financial results for the three months ended March 31, 2025.
Highlights for the three months ended March 31, 2025:
•Good first quarter performance, positioning the Company to deliver a strong full year result for 2025
•Revenue of $2.1 billion, a decrease of 1.0% (an increase of 4.2% on a like-for-like basis1)
•Net Income decreased to $44.2 million, primarily due to the benefit of an exceptional net gain on the disposal of Progressive Produce recorded in the prior period
•Adjusted EBITDA2 of $104.8 million, a decrease of 4.8% (a decrease of 2.0% on a like-for-like basis)
•Adjusted Net Income2 of $33.1 million and Adjusted Diluted EPS of $0.35
•Quarterly dividend increased by 6.25% to 8.5 cent per share
•Post quarter end, successfully completed $1.2 billion refinance of credit facilities
Financial Highlights - Unaudited

	Three Months Ended
	March 31, 2025	March 31, 2024

	(U.S. Dollars in millions, except per share amounts)
Revenue	2,099	2,121
Income from Continuing Operations[3]	44.1	71.5
Net Income	44.2	65.4
Net Income attributable to Dole plc	38.9	70.1
Diluted EPS from Continuing Operations	0.41	0.80
Diluted EPS	0.41	0.74
Adjusted EBITDA[2]	104.8	110.1
Adjusted Net Income[2]	33.1	40.6
Adjusted Diluted EPS[2]	0.35	0.43
Commenting on the results, Carl McCann, Executive Chairman, said:
“We are pleased to report another good performance for the first quarter of the 2025 financial year. Group revenue increased 4.2% on a like for like basis and we delivered $104.8 million of Adjusted EBITDA, surpassing our initial projections.
Post quarter end, we successfully completed the refinance of our credit facilities. This refinancing provides enhanced financial flexibility to support our growth initiatives.
Today, we have declared an 8.5 cent dividend for the first quarter, a 6.25% increase. For the current financial year, although the economic environment remains unpredictable, we are pleased to announce an upward revision of our guidance and are now targeting full year Adjusted EBITDA of at least $380.0 million.”
1 Like-for-like basis refers to the measure excluding the impact of foreign currency translation movements and acquisitions and divestitures. Refer to the Appendix and "Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results" for further detail on these impacts and the calculation of like-for-like basis variances.
2 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). See full GAAP financial results in the appendix. Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share, Net Debt, Net Leverage and Free Cash Flow from Continuing Operations are non-GAAP financial measures. Refer to the appendix of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP financial measures.
3 Fresh Vegetables results are reported separately as discontinued operations, net of income taxes, in our condensed consolidated statements of operations, its assets and liabilities are separately presented in our condensed consolidated balance sheets, and its cash flows are presented separately in our condensed consolidated statements of cash flows for all periods presented. Unless otherwise noted, our discussion of our results included herein, outlook and all supplementary tables, including non-GAAP financial measures, are presented on a continuing operations basis.

Group Results - First Quarter
Revenue decreased 1.0%, or $22.0 million primarily due to a net negative impact from acquisitions and divestitures of $89.8 million, particularly in the Diversified Fresh Produce - Americas & ROW segment as a result of the disposal of the Progressive Produce business in mid-March 2024, as well as an unfavorable impact from foreign currency translation of $21.0 million. These decreases were offset by positive operational performance in the Fresh Fruit and Diversified Fresh Produce - EMEA segments. On a like-for-like basis, revenue increased 4.2%, or $88.8 million.
Net Income decreased 32.5% , or $21.3 million, to $44.2 million, primarily due to the prior year benefit of a net exceptional gain of $37.3 million related to the disposal of the Progressive Produce business ($74.0 million gain on disposal less a non-cash goodwill impairment charge of $36.7 million). There was also a decrease of other income of $8.0 million, primarily related to fair value adjustments of financial instruments. These decreases were partially offset by higher earnings in equity method investments relating to a non-cash gain on a M&A transaction related to an equity method investment, as well as higher net income within discontinued operations.
Adjusted EBITDA decreased 4.8%, or $5.3 million, primarily driven by decreases in the Fresh Fruit segment, a net negative impact from acquisitions and divestitures of $2.4 million, particularly in the Diversified Fresh Produce - Americas & ROW segment related to the disposal of the Progressive Produce business, and an unfavorable impact from foreign currency translation of $0.7 million. These decreases were partially offset by increases in the Diversified Fresh Produce - EMEA segment. On a like-for-like basis, Adjusted EBITDA decreased 2.0%, or $2.2 million.
Adjusted Net Income decreased 18.4%, or $7.5 million, predominantly due to the decreases in Adjusted EBITDA noted above as well as higher depreciation expense. Adjusted Diluted EPS for the three months ended March 31, 2025 was $0.35 compared to $0.43 in the prior year.
Selected Segmental Financial Information (Unaudited)

	Three Months Ended
	March 31, 2025		March 31, 2024

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$878,145	$63,331	$824,229	$69,435
Diversified Fresh Produce - EMEA	892,087	27,660	853,598	25,959
Diversified Fresh Produce - Americas & ROW	363,413	13,831	476,882	14,705
Intersegment	(34,241)	—	(33,335)	—
Total	$2,099,404	$104,822	$2,121,374	$110,099
Fresh Fruit
Revenue increased 6.5%, or $53.9 million, primarily due to higher worldwide volumes of bananas sold, as well as higher worldwide pricing of pineapples and plantains, partially offset by lower worldwide volumes of pineapples and plantains sold.
Adjusted EBITDA decreased 8.8%, or $6.1 million, primarily driven by anticipated higher fruit costs following Tropical Storm Sara that impacted Honduras in November 2024, as well as higher shipping costs due to the completion of scheduled dry dockings and the impact of an operational disruption for one of our vessels servicing the North American market. These challenges were partially offset by an improved performance in pineapples on a worldwide basis as well as good growth in banana volumes.
Diversified Fresh Produce – EMEA
Revenue increased 4.5%, or $38.5 million, primarily due to strong performance in the U.K., Spain and the Netherlands, partially offset by an unfavorable impact from foreign currency translation of $19.4 million, as a result of the weakening of the Euro and Swedish krona against the U.S. Dollar, and a net negative impact from acquisitions and divestitures of $10.5 million. On a like-for-like basis, revenue increased 8.0%, or $68.4 million.

Adjusted EBITDA increased 6.6%, or $1.7 million, primarily driven by increases in earnings in the U.K., Spain and the Netherlands, partially offset by lower earnings in Germany and an unfavorable impact of foreign currency translation of $0.7 million. On a like-for-like basis, Adjusted EBITDA increased 9.4%, or $2.5 million.
Diversified Fresh Produce – Americas & ROW
Revenue decreased 23.8%, or $113.5 million, primarily due to the disposal of the Progressive Produce business in mid-March 2024. On a like-for-like basis, revenue decreased 6.8%, or $32.6 million, primarily due to lower export pricing in key southern hemisphere export products, primarily cherries, as well as decreases in the North American market, particularly due to lower pricing for grapes and lower volumes in avocados.
Adjusted EBITDA decreased 5.9%, or $0.9 million, primarily driven by the disposal of the Progressive Produce business. On a like-for-like basis, Adjusted EBITDA increased 10.4%, or $1.5 million, primarily due to a strong performance in the North American market in kiwis as well as in citrus and avocados, partially offset by declines in the southern hemisphere export side in cherries and grapes as well as declines in berries in the North American market.
Capital Expenditures
Cash capital expenditures from continuing operations for the three months ended March 31, 2025 were $52.8 million, including the buyout of two vessel finance leases of $36.0 million that were already reflected within Net Debt as of December 31, 2024. Other expenditures included investments in vessel dry dockings, farming investments, efficiency projects in our warehouses and ongoing investments in IT and logistics assets. Additions through finance leases from continuing operations were $0.2 million for the three months ended March 31, 2025.
Free Cash Flow from Continuing Operations and Net Debt
Free cash flow from continuing operations was an outflow of $131.6 million for the three months ended March 31, 2025. Free cash flow was primarily driven by normal seasonal impacts. There were outflows from receivables based on timing of collections. Free cash flow was also impacted by the buyout of finance leases discussed above. Net Debt and Net Leverage as of March 31, 2025 was $742.1 million and 1.9x, respectively.
Debt Refinancing
On May 1, 2025, we announced the successful completion of the refinance of our corporate credit facilities. The new credit facilities consist of a $600.0 million multicurrency five-year Revolving Credit Facility (“RCF”), a $250.0 million five-year Term Loan A (“TLA”) and a $350.0 million seven-year Farm Credit term loan. These new credit facilities replace an existing RCF, TLA and a senior secured Term Loan B. All facilities have been successfully syndicated.

Outlook for Fiscal Year 2025 (forward-looking statement)
The Group's performance in the first quarter of 2025 was ahead of our own expectations. This result provides a strong foundation for the rest of the year, in a very dynamic macro-economic environment.
Like most multinational businesses, we continue to monitor the evolving macro-economic scenario. We believe our industry is a good example of the benefits of international trade, providing year-round healthy products to our consumers and are confident the existing trade flows will continue on acceptable terms. Short term disruptions may arise across a range of areas such as foreign exchange rates, labor markets and supply chains.
Our good start to the year, along with our resilient and diverse business model, gives us confidence in our ability to navigate the challenges of the current volatile economic environment. Consequently, we are pleased to revise our guidance upward and are now targeting full year Adjusted EBITDA of at least $380.0 million
For fiscal year 2025, we are maintaining our guidance for maintenance capital expenditure of approximately $100.0 million, broadly in line with our expected annual depreciation expense. Additionally, we also anticipate some increased capital expenditure over the course of the year related to our reinvestments in Honduras following Tropical Storm Sara, albeit significantly supported by insurance proceeds.

We remain focused on exploring a range of development opportunities through both internal and external investment, which we believe can further strengthen our business and drive growth for the years ahead.
Our full-year interest expense guidance remains at approximately $70.0 million, based on the assumption that base rates will stay broadly stable in 2025 and without considering any exceptional cash proceeds from disposals.
Dividend
On May 9, 2025, the Board of Directors of Dole plc declared a cash dividend for the first quarter of 2025 of $0.085 per share, payable on July 7, 2025 to shareholders of record on June 9, 2025. A cash dividend of $0.08 per share was paid on April 3, 2025 for the fourth quarter of 2024.

About Dole plc
A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 85 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the first quarter 2025 financial results. The webcast can be accessed at www.doleplc.com/investor-relations or directly at
https://events.q4inc.com/attendee/573569584. The conference call can be accessed by registering at
https://registrations.events/direct/Q4I84584929.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
james.oregan@doleplc.com
+353 1 887 2794
Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Appendix
Condensed Consolidated Statements of Operations - Unaudited

	Three Months Ended
	March 31, 2025	March 31, 2024

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,099,404	$2,121,374
Cost of sales	(1,917,211)	(1,926,697)
Gross profit	182,193	194,677
Selling, marketing, general and administrative expenses	(118,412)	(118,950)
Gain on disposal of businesses	361	73,950
Gain on asset sales	3,801	417
Impairment of goodwill	—	(36,684)
Impairment and asset write-downs of property, plant and equipment	(38)	(1,277)
Operating income	67,905	112,133
Other (expense) income, net	(348)	7,622
Interest income	3,040	3,079
Interest expense	(17,182)	(17,948)
Income from continuing operations before income taxes and equity earnings	53,415	104,886
Income tax expense	(17,578)	(34,401)
Equity method earnings	8,292	1,002
Income from continuing operations	44,129	71,487
Income (loss) from discontinued operations, net of income taxes	30	(6,051)
Net income	44,159	65,436
Net (income) loss attributable to noncontrolling interests	(5,247)	4,707
Net income attributable to Dole plc	$38,912	$70,143

Income (loss) per share - basic:
Continuing operations	$0.41	$0.80
Discontinued operations	—	(0.06)
Net income per share attributable to Dole plc - basic	$0.41	$0.74

Income (loss) per share - diluted:
Continuing operations	$0.41	$0.80
Discontinued operations	—	(0.06)
Net income per share attributable to Dole plc - diluted	$0.41	$0.74

Weighted-average shares:
Basic	95,109	94,929
Diluted	95,677	95,229

Condensed Consolidated Statements of Cash Flows - Unaudited

	Three Months Ended
	March 31, 2025	March 31, 2024

Operating Activities	(U.S. Dollars in thousands)
Net income	$44,159	$65,436
(Income) loss from discontinued operations, net of taxes	(30)	6,051
Income from continuing operations	44,129	71,487
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities - continuing operations:
Depreciation and amortization	26,544	24,121
Impairment of goodwill	—	36,684
Impairment and asset write-downs of property, plant and equipment	38	1,277
Net gain on sale of assets	(3,801)	(417)
Net gain on sale of businesses	(361)	(73,950)
Net loss (gain) on financial instruments	4,822	(4,498)
Stock-based compensation expense	1,447	1,832
Equity method earnings	(8,292)	(1,002)
Amortization of debt discounts and debt issuance costs	1,290	1,591
Deferred tax benefit	(516)	(11,062)
Pension and other postretirement benefit plan expense	1,364	992
Dividends received from equity method investments	197	—
Gain on insurance proceeds	(1,407)	(527)
Other	(1,365)	367
Changes in operating assets and liabilities:
Receivables, net of allowances	(144,356)	(123,162)
Inventories	1,420	(43,605)
Prepaids, other current assets and other assets	(1,745)	(1,443)
Accounts payable, accrued liabilities and other liabilities	1,803	86,359
Net cash (used in) operating activities - continuing operations	(78,789)	(34,956)
Investing activities
Sales of assets	4,824	1,023
Capital expenditures	(52,836)	(18,238)
Proceeds from sale of businesses, net of transaction costs	361	115,845
Insurance proceeds	15,826	527
Purchases of investments	(1)	(187)
Purchases of unconsolidated affiliates	—	(374)
Acquisitions, net of cash acquired	—	(57)
Other	(12)	(2,040)
Net cash (used in) provided by investing activities - continuing operations	(31,838)	96,499
Financing activities
Proceeds from borrowings and overdrafts	312,077	490,871
Repayments on borrowings and overdrafts	(248,815)	(573,994)
Dividends paid to shareholders	(7,765)	(7,594)
Dividends paid to noncontrolling interests	(2,192)	(7,173)
Payment of contingent consideration	(38)	(796)
Net cash provided by (used in) financing activities - continuing operations	53,267	(98,686)
Effect of foreign exchange rate changes on cash	5,954	(5,630)
Net cash (used in) provided by operating activities - discontinued operations	(22,054)	5,753
Net cash used in investing activities - discontinued operations	(1,737)	(382)
Cash (used in) provided by discontinued operations, net	(23,791)	5,371
Decrease in cash and cash equivalents	(75,197)	(37,402)
Cash and cash equivalents at beginning of period, including discontinued operations	331,719	277,005
Cash and cash equivalents at end of period, including discontinued operations	$256,522	$239,603
Supplemental cash flow information:
Income tax payments, net of refunds	$(9,465)	$(10,498)
Interest payments on borrowings	$(16,657)	$(17,394)

Condensed Consolidated Balance Sheets - Unaudited

	March 31, 2025	December 31, 2024

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$254,878	$330,017
Short-term investments	6,132	6,019
Trade receivables, net of allowances for credit losses of $19,981 and $19,493, respectively	619,534	473,511
Grower advance receivables, net of allowances for credit losses of $32,850 and $29,304, respectively	109,786	104,956
Other receivables, net of allowances for credit losses of $14,959 and $15,248, respectively	128,107	125,412
Inventories, net of allowances of $4,269 and $4,178, respectively	432,993	430,090
Prepaid expenses	72,320	66,136
Other current assets	19,295	15,111
Fresh Vegetables current assets held for sale	318,837	332,042
Other assets held for sale	851	1,419
Total current assets	1,962,733	1,884,713
Long-term investments	14,403	14,630
Investments in unconsolidated affiliates	128,714	129,322
Actively marketed property	45,391	45,778
Property, plant and equipment, net of accumulated depreciation of $530,954 and $498,895, respectively	1,079,824	1,082,056
Operating lease right-of-use assets	337,351	337,468
Goodwill	438,334	429,590
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $123,532 and $118,956, respectively	23,690	25,238
Other assets	98,336	108,804
Deferred tax assets, net	81,880	82,484
Total assets	$4,516,936	$4,446,363
LIABILITIES AND EQUITY
Accounts payable	$670,897	$648,586
Income taxes payable	54,140	42,753
Accrued liabilities	430,386	437,017
Bank overdrafts	9,433	11,443
Current portion of long-term debt, net	44,744	80,097
Current maturities of operating leases	64,342	62,896
Payroll and other tax	35,247	28,056
Contingent consideration	3,280	3,399
Pension and other postretirement benefits	18,309	18,491
Fresh Vegetables current liabilities held for sale	206,407	244,669
Dividends payable and other current liabilities	21,903	14,696
Total current liabilities	1,559,088	1,592,103
Long-term debt, net	933,983	866,075
Operating leases, less current maturities	278,654	280,836
Deferred tax liabilities, net	74,469	79,598
Income taxes payable, less current portion	6,210	6,210
Contingent consideration, less current portion	3,064	4,007
Pension and other postretirement benefits, less current portion	130,678	129,870
Other long-term liabilities	52,538	52,746
Total liabilities	3,038,684	3,011,445

Redeemable noncontrolling interests	33,114	35,554
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized; 95,138 and 95,041 shares outstanding as of March 31, 2025 and December 31, 2024, respectively	951	950
Additional paid-in capital	796,920	801,099
Retained earnings	688,607	657,430
Accumulated other comprehensive loss	(148,664)	(166,180)
Total equity attributable to Dole plc	1,337,814	1,293,299
Equity attributable to noncontrolling interests	107,324	106,065
Total equity	1,445,138	1,399,364
Total liabilities, redeemable noncontrolling interests and equity	$4,516,936	$4,446,363

Reconciliation from Net Income to Adjusted EBITDA - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended
	March 31, 2025	March 31, 2024

	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$44,159	$65,436
(Income) loss from discontinued operations, net of income taxes	(30)	6,051
Income from continuing operations (Reported GAAP)	44,129	71,487
Income tax expense	17,578	34,401
Interest expense	17,182	17,948
Mark to market losses (gains)	5,916	(2,870)
(Gain) loss on asset sales	(2,441)	31
Gain on disposal of businesses	(361)	(73,950)
Impairment of goodwill	—	36,684
Other items[4]	94	(1,800)
Adjustments from equity method investments	(5,712)	1,514
Adjusted EBIT (Non-GAAP)	76,385	83,445
Depreciation	24,813	21,848
Amortization of intangible assets	1,731	2,273
Depreciation and amortization adjustments from equity method investments	1,893	2,533
Adjusted EBITDA (Non-GAAP)	$104,822	$110,099

4 For the three months ended March 31, 2025, other items is primarily comprised of $0.1 million of costs for legal matters. For the three months ended March 31, 2024, other items is primarily comprised of $1.8 million of insurance proceeds, net of asset writedowns.

Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item. Refer to the Appendix for supplementary detail.

	Three Months Ended
	March 31, 2025	March 31, 2024

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income attributable to Dole plc (Reported GAAP)	$38,912	$70,143
(Income) loss from discontinued operations, net of income taxes	(30)	6,051
Income from continuing operations attributable to Dole plc	38,882	76,194
Adjustments:
Amortization of intangible assets	1,731	2,273
Mark to market losses (gains)	5,916	(2,870)
(Gain) loss on asset sales	(2,441)	31
Gain on disposal of businesses	(361)	(73,950)
Impairment of goodwill	—	36,684
Other items[5]	94	(1,800)
Adjustments from equity method investments	(7,444)	531
Income tax on items above and discrete tax items	(1,941)	14,319
NCI impact of items above	(1,360)	(10,861)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$33,076	$40,551

Adjusted earnings per share – basic (Non-GAAP)	$0.35	$0.43
Adjusted earnings per share – diluted (Non-GAAP)	$0.35	$0.43
Weighted average shares outstanding – basic	95,109	94,929
Weighted average shares outstanding – diluted	95,677	95,229

5 For the three months ended March 31, 2025, other items is primarily comprised of $0.1 million of costs for legal matters. For the three months ended March 31, 2024, other items is primarily comprised of $1.8 million of insurance proceeds, net of asset writedowns.

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended March 31, 2025 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating items[6]	Operating Income
Reported (GAAP)	$2,099,404	(1,917,211)	182,193	8.7%	(118,412)	4,124	$67,905
(Income) loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		1,731	—	1,731
Mark to market losses (gains)	—	200	200		—	—	200
(Gain) loss on asset sales	—	—	—		—	(2,441)	(2,441)
Gain on disposal of businesses	—	—	—		—	(361)	(361)
Other items	—	—	—		94	—	94
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,099,404	(1,917,011)	182,393	8.7%	(116,587)	1,322	$67,128

	Three Months Ended March 31, 2024 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating items[7]	Operating Income
Reported (GAAP)	$2,121,374	(1,926,697)	194,677	9.2%	(118,950)	36,406	$112,133
(Income) loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		2,273	—	2,273
Mark to market losses (gains)	—	(120)	(120)		—	—	(120)
(Gain) loss on asset sales	—	—	—		—	31	31
Gain on disposal of businesses	—	—	—		—	(73,950)	(73,950)
Impairment of goodwill	—	—	—		—	36,684	36,684
Other items	—	(1,800)	(1,800)		—	—	(1,800)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,121,374	(1,928,617)	192,757	9.1%	(116,677)	(829)	$75,251
6 Other operating items for the three months ended March 31, 2025 is comprised of a gain on disposal of businesses of $0.4 million and gain of asset sales of $3.8 million, offset partially by other immaterial activity, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.
7 Other operating items for the three months ended March 31, 2024 is comprised of a gain on disposal of businesses of $74.0 million, offset by a goodwill impairment charge of $36.7 million and impairment and asset write-downs of property, plant and equipment of $1.3 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.

	Three Months Ended March 31, 2025 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Income (loss) from discontinued operations, net of income taxes
Reported (GAAP)	$(348)	3,040	(17,182)	(17,578)	8,292	44,129	30
(Income) loss from discontinued operations, net of income taxes	—	—	—	—	—	—	(30)
Amortization of intangible assets	—	—	—	—	—	1,731	—
Mark to market losses (gains)	5,716	—	—	—	—	5,916	—
(Gain) loss on asset sales	—	—	—	—	—	(2,441)	—
Gain on disposal of businesses	—	—	—	—	—	(361)	—
Other items	—	—	—	—	—	94	—
Adjustments from equity method investments	—	—	—	—	(7,444)	(7,444)	—
Income tax on items above and discrete tax items	—	—	—	(1,869)	(72)	(1,941)	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$5,368	3,040	(17,182)	(19,447)	776	39,683	$—

	Three Months Ended March 31, 2024 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Income (loss) from discontinued operations, net of income taxes
Reported (GAAP)	$7,622	3,079	(17,948)	(34,401)	1,002	71,487	(6,051)
(Income) loss from discontinued operations, net of income taxes	—	—	—	—	—	—	6,051
Amortization of intangible assets	—	—	—	—	—	2,273	—
Mark to market losses (gains)	(2,750)	—	—	—	—	(2,870)	—
(Gain) loss on asset sales	—	—	—	—	—	31	—
Gain on disposal of businesses	—	—	—	—	—	(73,950)	—
Impairment of goodwill	—	—	—	—	—	36,684	—
Other items	—	—	—	—	—	(1,800)	—
Adjustments from equity method investments	—	—	—	—	531	531	—
Income tax on items above and discrete tax items	—	—	—	14,419	(100)	14,319	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$4,872	3,079	(17,948)	(19,982)	1,433	46,705	$—

	Three Months Ended March 31, 2025 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$44,159	$(5,247)	$38,912	$0.41
(Income) loss from discontinued operations, net of income taxes	(30)	—	(30)
Amortization of intangible assets	1,731	—	1,731
Mark to market losses (gains)	5,916	—	5,916
(Gain) loss on asset sales	(2,441)	—	(2,441)
Gain on disposal of businesses	(361)	—	(361)
Other items	94	—	94
Adjustments from equity method investments	(7,444)	—	(7,444)
Income tax on items above and discrete tax items	(1,941)	—	(1,941)
NCI impact of items above	—	(1,360)	(1,360)
Adjusted (Non-GAAP)	$39,683	$(6,607)	$33,076	$0.35

Weighted average shares outstanding – diluted	95,677

	Three Months Ended March 31, 2024 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$65,436	$4,707	$70,143	$0.74
(Income) loss from discontinued operations, net of income taxes	6,051	—	6,051
Amortization of intangible assets	2,273	—	2,273
Mark to market losses (gains)	(2,870)	—	(2,870)
(Gain) loss on asset sales	31	—	31
Gain on disposal of businesses	(73,950)	—	(73,950)
Impairment of goodwill	36,684	—	36,684
Other items	(1,800)	—	(1,800)
Adjustments from equity method investments	531	—	531
Income tax on items above and discrete tax items	14,319	—	14,319
NCI impact of items above	—	(10,861)	(10,861)
Adjusted (Non-GAAP)	$46,705	$(6,154)	$40,551	$0.43

Weighted average shares outstanding – diluted	95,229

Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results – Unaudited

	Revenue for the Three Months Ended
	March 31, 2024	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	March 31, 2025

	(U.S. Dollars in thousands)
Fresh Fruit	$824,229	$(37)	$—	$53,953	$878,145
Diversified Fresh Produce - EMEA	853,598	(19,446)	(10,488)	68,423	892,087
Diversified Fresh Produce - Americas & ROW	476,882	(1,531)	(79,307)	(32,631)	363,413
Intersegment	(33,335)	—	—	(906)	(34,241)
Total	$2,121,374	$(21,014)	$(89,795)	$88,839	$2,099,404

	Adjusted EBITDA for the Three Months Ended
	March 31, 2024	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	March 31, 2025

	(U.S. Dollars in thousands)
Fresh Fruit	$69,435	$115	(52)	$(6,167)	$63,331
Diversified Fresh Produce - EMEA	25,959	(745)	(5)	2,451	27,660
Diversified Fresh Produce - Americas & ROW	14,705	(108)	(2,298)	1,532	13,831
Total	$110,099	$(738)	$(2,355)	$(2,184)	$104,822

Net Debt and Net Leverage Reconciliation – Unaudited
Net Debt is the primary measure used by management to analyze the Company’s capital structure. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. Net Leverage is calculated as total Net Debt divided by Last Twelve Months ("LTM") Adjusted EBITDA as of the period end. The calculation of Net Debt and Net Leverage as of March 31, 2025 is presented below. Net Debt as of March 31, 2025 was $742.1 million and Net Leverage was 1.9x.

	March 31, 2025	December 31, 2024

	(U.S. Dollars in thousands)
Cash and cash equivalents (Reported GAAP)	$254,878	$330,017
Debt (Reported GAAP):
Long-term debt, net	(933,983)	(866,075)
Current maturities	(44,744)	(80,097)
Bank overdrafts	(9,433)	(11,443)
Total debt, net	(988,160)	(957,615)
Add: Debt discounts and debt issuance costs (Reported GAAP)	(8,770)	(9,531)
Total gross debt	(996,930)	(967,146)
Net Debt (Non-GAAP)	$(742,052)	$(637,129)
LTM Adjusted EBITDA (Non-GAAP)	386,926	392,203
Net Leverage (Non-GAAP)	1.9x	1.6x

Last Twelve Months ("LTM") Adjusted EBITDA
FY'24 Adjusted EBITDA	392,203	392,203
Less: Q1'24 Adjusted EBITDA	(110,099)
Plus: Q1'25 Adjusted EBITDA	104,822
LTM Adjusted EBITDA	$386,926	$392,203

Free Cash Flow from Continuing Operations Reconciliation – Unaudited

	Three Months Ended
	March 31, 2025	March 31, 2024

	(U.S. Dollars in thousands)
Net cash provided by operating activities - continuing operations (Reported GAAP)	$(78,789)	$(34,956)
Less: Capital expenditures (Reported GAAP)[8]	(52,836)	(18,238)
Free cash flow from continuing operations (Non-GAAP)	$(131,625)	$(53,194)
8 Capital expenditures do not include amounts attributable to discontinued operations.

Non-GAAP Financial Measures
Dole plc’s results are determined in accordance with U.S. GAAP.
In addition to its results under U.S. GAAP, in this Press Release, we also present Dole plc’s Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, Free Cash Flow from Continuing Operations, Net Debt and Net Leverage, which are supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP (collectively, the "non-GAAP financial measures"). We present these non-GAAP financial measures, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows or any other measure prescribed by U.S. GAAP. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items or that any projections and estimates will be realized in their entirety or at all. In addition, adjustment items that are excluded from non-GAAP results can have a material impact on equivalent GAAP earnings, financial measures and cash flows.
Adjusted EBIT is calculated from GAAP net income by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (5) other items which are separately stated based on materiality, which during the three months ended March 31, 2025 and March 31, 2024, included adding impairment charges on goodwill, adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property and adding restructuring charges and costs for legal matters not in the ordinary course of business; and (6) the Company’s share of these items from equity method investments.

Adjusted EBITDA is calculated from GAAP net income by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding depreciation charges; (5) adding amortization charges on intangible assets; (6) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which during the three months ended March 31, 2025 and March 31, 2024, included adding impairment charges on goodwill, adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property and adding restructuring charges and costs for legal matters not in the ordinary course of business; and (8) the Company’s share of these items from equity method investments.
Last Twelve Months ("LTM") Adjusted EBITDA is calculated as Adjusted EBITDA, as defined above, for the last twelve months as of the period end, which for the three months ended March 31, 2025, is calculated as subtracting the Adjusted EBITDA for the three months ended March 31, 2024 from the Adjusted EBITDA for the year ended December 31, 2024 and then adding Adjusted EBITDA for the three months ended March 31, 2025. LTM Adjusted EBITDA for the year ended December 31, 2024 is the same as Adjusted EBITDA for the year ended December 31, 2024.
Adjusted Net Income is calculated from GAAP net income attributable to Dole plc by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding amortization charges on intangible assets; (3) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (4) other items which are separately stated based on materiality, which during the three months ended March 31, 2025 and March 31, 2024, included adding impairment charges on goodwill, adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property and adding restructuring charges and costs for legal matters not in the ordinary course of business; (5) the Company’s share of these items from equity method investments; (6) excluding the tax effect of these items and discrete tax adjustments; and (7) excluding the effect of these items attributable to non-controlling interests.
Adjusted Earnings per Share is calculated from Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Net Debt is a non-GAAP financial measure, calculated as GAAP cash and cash equivalents, less GAAP current and long-term debt. It also excludes GAAP unamortized debt discounts and debt issuance costs.
Net Leverage is a non-GAAP financial measure, calculated as Net Debt divided by LTM Adjusted EBITDA, both of which are defined above.
Free cash flow from continuing operations is calculated from GAAP net cash used in or provided by operating activities for continuing operations less GAAP capital expenditures.
Like-for-like basis refers to the U.S. GAAP measure or non-GAAP financial measure excluding the impact of foreign currency translation movements and acquisitions and divestitures. The impact of foreign currency translation represents an estimate of the effect of translating the results of operations denominated in a foreign currency to U.S. Dollar at prior year average rates, as compared to current year average rates.
Dole is not able to provide a reconciliation for projected FY'25 results without taking unreasonable efforts.